UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-24611

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Citizens Financial Services, FSB Employees'
Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46371

Citizens Financial Services, FSB Employees’ Savings &
Profit Sharing Plan and Trust
EIN 35-0227439 PN 002
Accountants’ Report and Financial Statements
December 31, 2007 and 2006

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator
Citizens Financial Services, FSB
Employees’ Savings & Profit Sharing Plan and Trust
Munster, Indiana

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2007, was made for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/ s / BKD, LLP

Merrillville, Indiana
June 25, 2008

Federal Employer Identification Number:  44-0160260

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits December 31, 2007 and 2006
	2007	2006
Assets
Investments, at fair value:
CFS Bancorp, Inc. common stock	$2,767,560	$2,864,383
Registered investment company funds	9,498,439	10,170,711
Short-term investment fund	–	170,789
Participant loans	257,613	255,584
Total investments	12,523,612	13,461,467
Receivables
Employee contributions receivable	32,069	35,547
Employer contributions receivable	255,239	–
Dividends	22,685	23,463
Amount receivable for securities sold	–	14,726
Total receivables	309,993	73,736
Total assets	12,833,605	13,535,203
Liabilities
Amount payable for securities purchased	–	15,121
Excess contribution refundable	–	9,213
Total liabilities	–	24,334
Net Assets Available for Benefits	$12,833,605	$13,510,869

See Notes to Financial Statements

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2007 and 2006
	2007	2006
Investment income
Net appreciation in fair value of investments	$249,541	$1,129,724
Interest and dividend income	334,798	128,520
Net investment income	584,339	1,258,244
Contributions
Employee	876,700	900,552
Employer	255,239	–
Rollovers	72,963	32,608
Transfer from ESOP (Note 1)	652,322	–
	1,857,224	933,160
Total additions	2,441,563	2,191,404
Deductions
Benefits paid to participants	3,034,940	268,075
Administrative expenses	83,887	83,664
Total deductions	3,118,827	351,739
Net Increase (Decrease) in Assets Available for Benefits	(677,264)	1,839,665
Net Assets Available for Benefits, Beginning of Year	13,510,869	11,671,204
Net Assets Available for Benefits, End of Year	$12,833,605	$13,510,869

See Notes to Financial Statements

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and 2006

Note 1:	Description of Plan

The following description of Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Document for a more complete description of the Plan’s provisions.  These documents are available from the plan administrator.

General

The Plan, adopted by Citizens Financial Bank (Bank) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan.  Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan.  Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting.  The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements.  To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 250 hours of service during a consecutive three-month period.

Effective January 1, 2005, the Bank amended the plan by making an annual allocation for eligible employees through the CFS Bancorp, Inc.’s Employee Stock Ownership Plan as well as excluding the CFS Bancorp, Inc. common stock fund (Employer Common Stock Fund) as an investment choice.

Effective January 1, 2007, the Bank amended the plan to once again include the Employer Common Stock Fund as an investment selection.  Both employee and employer contributions along with investment fund transfers may be made to the Employer Common Stock Fund.  The Bank also amended the Plan to make a designated supplemental contribution as a matching contribution of 50% of each participant’s pre-tax deferral on the first 6% of each participant’s compensation to the Plan rather than to the CFS Bancorp, Inc. Employee Stock Ownership Plan (ESOP).  To be eligible for this matching contribution, an employee must be a participant in the Plan, be actively employed on the last day of the plan year (December 31), and have satisfied twelve consecutive months of service.  During the first quarter of 2007, the prior matching contributions made in the ESOP were transferred into an “Employer Matching Contribution Account” under the Plan in order for the ESOP to remain a “stand alone” plan.  The matching contribution transferred totaled $652,322.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (Code).  During November 2007, The Vanguard Fiduciary Trust Company began serving as the Plan trustee.  Prior to this change, The Bank of New York served as Plan trustee.

Effective January 1, 2008, the Plan adopted The Vanguard Fiduciary Trust Company Prototype Basic Plan Document and was amended to a Safe Harbor plan.  The amendment will allow for automatic enrollment, automatic deferral escalation and automatic investment in a default fund which is currently set to an age appropriate target retirement fund.  In addition, the Bank’s matching contribution will change to a Safe Harbor formula.  In conjunction with the adoption of the Safe Harbor plan, on January 1, 2008, the Plan’s name changed to Citizens Financial Bank 401(k) Retirement Plan.

Contributions

The Bank contributes and allocates to each participant’s account the amount withheld from each participant’s compensation (employee contributions) pursuant to his or her elective deferral agreement within a range of 1% to 12% as specified by the Plan.  In addition for the plan year ended December 31, 2007, an annual supplemental matching contribution was made to the plan at the lesser of 50% of pre-tax deferral or 3% of eligible compensation.  Effective January 1, 2008, participants are eligible to defer up to 100% (or up to the current IRS limit for contributions) of their eligible compensation and the Bank will match 100% of the first 1% of employee deferrals and 50% of the next 5% of deferrals.  Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan’s investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, and an allocation of Plan earnings/losses and is charged with an allocation of administrative expenses.  Plan earnings/losses from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in both their employee contributions and the Bank’s matching contributions and discretionary contributions, and any related earnings.  Effective January 1, 2008, matching contributions will vest after two years of employment.

Payment of Benefits

Payment of benefits to a participant who terminates employment, or to a beneficiary, may be made in a lump sum, annual installments over a specified period, or rolled into another qualified plan.  A participant may elect to defer distribution of his or her account if the dollar value of the account is over a specific threshold until attaining age 70½.

Participant Loans

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000.  The interest rate for the loan term will be established as of the loan date and is currently the Prime Rate plus 1%.  The repayment period is between one and fifteen years for loans used exclusively for the purchase of a primary residence or one and five years for all other loans, at the participant’s option.  Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant’s deposit account to the participant’s loan account.  An origination fee plus an annual administrative fee is deducted from the participant’s account.  Subsequent annual administrative fees will be deducted from the participant’s account on or about the anniversary of the loan origination.  Loan repayments, including interest, are immediately invested in the participant’s deposit account.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are primarily stated at fair value.  Collective investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The common stock is valued at its quoted market price.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the declaration date.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires the plan administrator to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 8, 2006 stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan was amended subsequent to the IRS determination letter.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Payment of Benefits

Benefits are recorded when paid.

Note 3:	Investments

In conjunction with the Bank’s conversion from a mutual to a stock form of ownership, the participants in the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc.,

the Bank’s Holding Company (Company).  At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants choosing to purchase stock in the Company.

At December 31, 2007 and 2006, the Plan was the beneficial owner of 189,041 and 195,521 shares, respectively, of Company common stock.  The fair value of this stock at December 31, 2007 and 2006 was $14.64 and $14.65 per share, respectively.

During 2007 and 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	2007	2006
Appreciation at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$7,954	$65,936
Registered investment company funds	241,587	1,063,788
	$249,541	$1,129,724

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2007	2006
Investments at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$2,767,560	$2,864,383
Vanguard Target Retirement 2020 Fund	1,876,824	–
Vanguard Target Retirement 2025 Fund	1,507,638	–
Vanguard Target Retirement 2015 Fund	1,198,413	–
Vanguard Target Retirement 2030 Fund	1,176,225	–
Vanguard Target Retirement 2010 Fund	1,152,515	–
Vanguard Target Retirement 2035 Fund	979,560	–
Vanguard Target Retirement 2005 Fund	922,597	–
Pentegra S & P 500 Stock Fund	–	2,525,856
Pentegra S & P Midcap Stock Fund	–	1,983,025
Pentegra Stable Value Fund	–	1,334,450
Pentegra Russell 2000 Stock Fund	–	763,737

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  During 2006, the Plan invested in investment contracts through a collective trust.  Management evaluated the potential impact of recording the adjustment of the fully benefit-responsive investment contracts to fair value at December 31, 2006 and determined the adjustment is not material.  The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits was prepared on a contract value basis at December 31, 2006.

Note 4:	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 5:	Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of The Vanguard Fiduciary Trust Company which began serving as trustee of the Plan in November 2007.  Previously, The Bank of New York managed the investment funds and served as trustee of the Plan.  Fees paid by the Plan for investment management services totaled $83,887 and $83,664, respectively, for the years ended December 31, 2007 and 2006.

The Plan incurs expenses related to general administration and record keeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 6:	Differences Between Financial Statements and Form 5500 Information

The following is a reconciliation of net assets available for benefits per the financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$12,833,605	$13,510,869
Plus: Excess contributions refundable	–	9,213
Less: Employee contributions receivable	(32,037)	(35,547)
Less: Dividends receivable	(22,685)	(23,463)
Net assets available for benefits per Form 5500	$12,778,883	$13,461,072

Supplemental Schedule

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust EIN 35-0227439 PN 002 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2007

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Employer Common Stock
*CFS Bancorp, Inc.	189,041 Shares	$2,767,560
Collective Investment Funds
*Vanguard Target Retirement 2020 Fund	79,967 Units	1,876,824
*Vanguard Target Retirement 2025 Fund	109,886 Units	1,507,638
*Vanguard Target Retirement 2015 Fund	91,762 Units	1,198,413
*Vanguard Target Retirement 2030 Fund	49,297 Units	1,176,225
*Vanguard Target Retirement 2010 Fund	49,979 Units	1,152,515
*Vanguard Target Retirement 2035 Fund	67,001 Units	979,560
*Vanguard Target Retirement 2005 Fund	76,755 Units	922,597
*Vanguard Target Retirement 2040 Fund	13,655 Units	324,581
*Vanguard Target Retirement 2045 Fund	12,299 Units	185,587
*Vanguard Prime Money Market Fund	82,927 Units	82,927
*Vanguard Total International Stock Index Fund	954 Units	18,977
*Vanguard Target Retirement 2050 Fund	770 Units	18,361
*Vanguard Small-Cap Index Fund	347 Shares	11,302
*Vanguard Growth Index Fund	252 Shares	8,376
*Vanguard Value Index Fund	257 Shares	6,670
*Vanguard Total Bond Market Index Fund	469 Units	4,763
*Vanguard Mid-Cap Index Fund	226 Units	4,687
*Vanguard 500 Index Fund	35 Shares	4,680
*Vanguard Mid-Cap Growth Fund	209 Units	3,864
*Vanguard Small-Cap Growth Index Fund	183 Units	3,661
*Vanguard Mid-Cap Value Index Fund	134 Shares	2,806
*Vanguard Small-Cap Value Index Fund	181 Units	2,806
*Vanguard Target Retirement Income	56 Units	619
		9,498,439

*Participant Loans	5.00% to 9.25%	257,613
		$12,523,612
*Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administration for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CITIZENS FINANCIAL SERVICES, FSB
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

June 26, 2008                                                                            By:  /s/ Thomas F. Prisby
                                                                   Thomas F. Prisby
                                                                   Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm